November 14, 2008

CORRESP

Ms. Linda Cvrkel
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, DC 20549

Re:	Mod Hospitality, Inc. (f/k/a “PSPP Holdings, Inc.”) File No. 000-24723

Dear Ms. Cvrkel:

This letter serves as fourth letter from Mod Hospitality, Inc. (the “Company”) to the Securities & Exchange Commission (the “Commission”) regarding the Company’s Form 10-KSB for the year ended December 31, 2007.  The Commission has made several inquiries into the statements and disclosures made in the 10-KSB.  Please be advised that the Company has also attached restated financial statements for the year ending December 31, 2007 at the end of this letter.

 For convenience, the Company is issuing responses to the Commission’s comments with numbering corresponding to the Commission’s comments:

Annual Report on Form 10-KSB for the year ended December 31, 2007

Financial Statements, page 9
Consolidated Balance Sheets, page 11

1.           In October of 2002, the Company entered into an exchange agreement with Oxford Knights International whereby the Company Was to issue 1,970,000 shares of the Company’s common stock in order to acquire Fabricating Solutions, Inc.  However, such acquisition was subject to the approval of the Company’s Board of Directors.  The Board of Directors never approved such acquisition and the 1,970,000 shares of the Company’s stock were never issued to Oxford Knights International.  Therefore, Fabricating Solutions was never acquired by the Company.  Consequently, the 1,970,000 shares of the Company’s common stock were never issued to Oxford Knights International.  Although this transaction never was finalized, it was reflected on the Company’s notes to financial statements by prior management, but not on any other part of the Company’s financial statements.

2.           In December of 2005, the Company paid to Dream Investments TV $58,100 in exchange for 100% of the issued stock of Dream Investments.  At the time of the acquisition, Dream Investments TV was developing its intellectual property and had no tangible assets.  As of the date of the acquisition, and as of December 31, 2007, Dream Investments has never filed any applications for patents, trademarks, or copyrights for its intellectual property.

3.           The $45,000 paid by three investors in 2006 was determined to be a misclassification by prior management.  Upon further review, management’s classification as “investment income” was inaccurate as well.  In 2006, three investors paid a total of $45,000 to the Company in exchange for three notes convertible into common stock of the Company.  In 2006, the notes were paid by the Company and no stock was therefore ever issued to the three note holders.  The original journal entry for the note should have been a debit to cash and a credit to loans payable.  However, the Company erroneously recorded this transaction and the $45,000 was debited to investment income.  The restated financial statements following this letter reflect the appropriate accounting.

4.           Upon further review, Note 2 of the Company’s restated consolidated financial statements contained an error.  The 22,890,936 shares of the Company’s common stock issued to UC Hub to acquire eSafe were not returned to the Company’s treasury.  As correctly stated in previous correspondence with the Commission, beneficial ownership of those shares was transferred to other persons affiliated with the Company pursuant to the eSafe rescission agreement of November 16, 2007.  The 22,890,936 shares were transferred as partial consideration under the rescission agreement.

5.           For the year ended December 31, 2007, the Company reduced its liabilities by $844,199.  This was as a direct result of the rescission agreement between the Company and eSafe, Inc.  The $844,199 of liabilities were debts of eSafe that were therefore recorded on the Company’s consolidated financial statements as of December 31, 2007.

6.           Pursuant to the rescission agreement between the Company and eSafe, Inc., the 5,000,000 shares of the Company’s common stock that were issued to Larry Wilcox in 2007 were to be cancelled.  However, those shares were not cancelled until February of 2008.  Therefore, the 5,000,000 shares were still on the Company’s balance sheet as of December 31, 2007.

Furthermore, the net income/loss per the Company’s amended 10-K has been reconciled with the amounts presented in the Company’s restated statement of changes in shareholders’ equity attached at the end of this letter.

Notes to Consolidated Financial Statements, page 16
Note 5 – Capital Stock, page 19

7.           As stated above, the 5,000,000 shares issued to Larry Wilcox were cancelled in February of 2008.  Therefore, the shares are still on the restated financial statements as of December 31, 2007.

Please find enclosed with this letter the proposed unaudited restated consolidated financial statements.

If there are any further comments or questions feel free to contact me at (301) 230-9674.

Very truly,

/s/ Frederic Richardson
Frederic Richardson
President & CEO

Encl.

MOD HOSPITALITY, INC.
ATTACHMENT TO CORRESPONDENCE
WITH
SECURITIES & EXCHANGE COMMISSION
November 12, 2008

Proposed Restated Financial Statements

Please Note the following:
a.	stock for services of $464,421 and $187,065 were recorded for 2007 and 2006
b.	interest expense of $42,622 was recorded for 2007
c.	weighted average common shares outstanding were restated to their accurate amounts for 2007 and 2006
d.	the restated consolidated statement of cash flows was changed significantly to include stock issued for non-cash items, stock for services, and revised loss

MOD HOSPITALITY, INC.
F/K/A PSPP HOLDINGS, INC.
RESTATED CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

ASSETS

	2007	2006
	Restated	Restated

Current assets
Cash	$211	$6,974
Accounts receivable	-	117,700

Total current assets	211	124,674

Other assets
Investments	313,000	313,000

Total other assets	313,000	313,000

Total assets	$313,211	$437,674

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

MOD HOSPITALITY, INC.
F/K/A PSPP HOLDINGS, INC.
RESTATED CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006

LIABILITIES AND DEFICIENCY IN ASSETS

	2007	2006
	Restated	Restated

Current liabilities
Accounts payable and accrued expenses	$175,951	$543,414
Loans payable	468,840	635,740

Total current liabilities	644,791	1,179,154

Long-term liabilities
Convertible debt	-	290,017
Advances payable	-	66,511

Total long term liabilities	-	356,528

Total liabilities	644,791	1,535,682

Commitments and contingencies	-	-

Deficiency in Assets
Preferred stock, $0.001 par value; 10,000,000 shares authorized,
1,000,000 shares issued and outstanding	1,000	1,000
Common stock, $0.001 par value; 100,000 shares authorized,
64,499,364 and 59,499,364 shares issued and outstanding	64,499	55,499
Additional paid-in-capital	6,491,339	5,165,357
Accumulated deficit	(6,888,418)	(6,319,864)

Total deficiency in assets	(331,580)	(1,098,008)

Total liabilities and deficiency in assets	$313,211	$437,674

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

MOD HOSPITALITY, INC.
F/K/A PSPP HOLDINGS, INC.
RESTATED CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2007 and 2006
	2007	2006
	Restated	Restated

Revenue, net	$ Int -	$176,490
Cost of sales	-	18,500
Gross profit	-	157,990

Operating expenses
Salaries and wages	9,765	-
General and administrative	2,821	63,819
Marketing expenses	-	59,925
Legal and professional fees	48,925	35,572
Consulting services	464,421	187,065
Other expenses	-	311,115
Total operating expenses	525,932	657,496

Loss from operations	(525,932)	(499,506)

Other (income) expenses,
Interest expense	42,622	23,346
Total other expenses	42,622	23,346

Loss before income taxes	(568,554)	(522,852)
Provision for income taxes	-	-
Net loss	$(568,554)	$(522,852)

Net loss per common share
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)
Weighted average of common shares outstanding
Basic	59,054,855	43,813,773
Diluted	59,054,855	43,813,773
Dividends declared per common share	$-	$-

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

MOD HOSPITALITY, INC. F/K/A PSPP HOLDINGS, INC. RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

	2007	2006
	Restated	Restated

Cash flows from operating activities
Net income (loss)	$(568,554)	$(522,852)
Adjustments to reconcile net income to cash
from operating activities
Stock issued for services	464,421	187,065
(Increase) decrease in
Accounts receivable	117,700	(117,700)
Increase (decrease) in
Accounts payable and accrued expenses	(367,463)	459,327

Cash flows provided by (used in) operating activities	(353,896)	5,840

Cash flows from investing activities
Cash flows provided by (used in) investing activities	-	-

Cash flows from financing activities
Proceeds from the issuance of common stock	413,644	-
Proceeds from (payments) advances payable	(66,511)	-

Cash flows provided by financing activities	347,133	-

Net (decrease) increase in cash	(6,763)	5,840

Cash, beginning of year	6,974	1,134

Cash, end of year	$211	$6,974

Supplemental disclosures of cash flow information:
Taxes paid - cash	$-	$-
Interest paid - cash	$-	$-

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

MOD HOSPITALITY, INC.
F/K/A PSPP HOLDINGS, INC.
RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2007 and 2006

	2007	2006
	Restated	Restated
Non - cash investing and financing activities

Common stock issued for:
Conversion of debt	$870,561	$256,700
Acquisition agreement - April 2006	$-	$1,022,891
Services	$464,421	$187,065

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

MOD HOSPITALITY, INC.
F/K/A PSPP HOLDINGS, INC.
Restated Consolidated Statements of Deficiency in Assets
For the years ended December 31, 2007 and 2006

					Additional
	Preferred Stock		Common Stock		paid-in	Accumulated
	Shares	Par Value	Shares	Par Value	capital	Deficit	Investments	Total
	Restated	Restated	Restated	Restated	Restated	Restated	Restated	Restated
Balance, December 31, 2005	300	$300	$30,608,428	$30,608	$4,083,947	$(5,797,012)	$(358,000)	$(2,040,157)

Adjustments	999,700	700	-	-	(700)	-	-	-

Balance, December 31, 2005	1,000,000	1,000	30,608,428	30,608	4,083,247	(5,797,012)	(358,000)	(2,040,157)

Change in fair value of investments	-	-	-	-	-	-	86,174	86,174

Issuance of common shares
shares to UC Hub Group April 2006	-	-	22,890,936	22,891	1,000,000	-	-	1,022,891

Common shares issued for services	-	-	2,000,000	2,000	82,110	-	-	84,110

Net loss	-	-	-	-	-	(522,852)	-	(522,852)

Balance, December 31, 2006	1,000,000	1,000	55,499,364	55,499	5,165,357	(6,319,864)	(271,826)	(1,369,834)

Change in fair value of investments	-	-	-	-	-	-	(41,174)	(41,174)

Reclassification to other assets	-	-	-	-	-	-	313,000	313,000

Issuance of common shares -
conversion of debt	-	-	-	-	870,561	-	-	870,561

Common shares issued for services			9,000,000	9,000	455,421		-	464,421

Net loss						(568,554)	-	(568,554)
Balance, December 31, 2007	1,000,000	$1,000	$64,499,364	$64,499	$6,491,339	$(6,888,418)	$-	$(331,580)

See accompanying notes to consolidated financial statements, which are an integral part of the financial statements.

MOD HOSPITALITY, INC.
F/K/A PSPP HOLDINGS, INC.
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

In July of 2002 the company changed its name from Urbana.ca, Inc. to Pitts & Spitts, Inc. On April 11, 2003 the Company changed its name to PSPP Holdings, Inc.  On September 22, 2008, the Company changed its name to Mod Hospitality, Inc.

Urbana.ca, Inc. was organized on February 23, 1993 under the laws of the State of Delaware and October 30, 1997, changed its jurisdiction of incorporation to Nevada. On April 15, 1999 a wholly-owned subsidiary, U.R.B.A. Holdings, Inc. ("URBA") was incorporated under the laws of British Columbia to facilitate acquisitions in Canada.

During January, 2000, URBA, 100% of the outstanding shares of Urbana.ca Enterprises Corp. ("Urbana.ca Enterprises"), E-Bill Direct Inc. ("E-Bill"), and Enersphere.com, Inc. ("Enersphere"), which are in the business of developing and marketing Internet-based products and services through the licensing of LocalNet portals and distribution of set-top boxes. Effective March 10, 2000, Urbana.ca Enterprises, Enersphere and E-Bill were amalgamated under the statutory laws of the Province of Ontario into a new company named Urbana Enterprises Corp. (Urbana Enterprises").

In March 2002, Urbana Enterprises, a subsidiary of Urbana.ca, Inc., filed for bankruptcy under Chapter 7. Its operations are terminated and its remaining assets and liabilities are controlled by a trustee.

The Corporation's subsidiary filed bankruptcy in March 2002 and the Corporation had no operations. As a result of the bankruptcy $ 3,357,861 of debt was relieved and the subsidiary was dissolved.  The Corporation entered into an Exchange Agreement with Oxford Knight International, Inc. in October 2002 whereby the Corporation agreed to issue 1,970,000 shares of common stock to Oxford Knight International in consideration for 100% of the issued and outstanding shares of common stock of Fabricating Solutions, Inc., a Texas corporation, and Pitts and Spitts, Inc., a Texas corporation. Pitts and Spitts, Inc., Inc. and Fabricating Solutions, Inc. were engaged in the sale of barbeque pits and fabricating solutions, respectively. The Exchange Agreement was subject to the approval of the Oxford shareholders. In July 2002, the Corporation changed its name to Pitts and Spitts, Inc.

In December 2005 the company acquired all the shares of Dream Apartments TV for $58,100. Dream Apartments has not launched its programming to date and still intends to produce DVD's for apartment house applicants in the San Diego area initially and regionally in Southern California when fully developed. The Company has made arrangements with Maximum Impact productions of Carlsbad, California for the DVD sales and distribution.

In 2005 there was a reverse split of the Company's stock. A 1 for 100 share reverse split of the outstanding shares of stock of 61,761,530 shares resulted in 30,608,428 shares outstanding (30,000,000 shares were non-dilutable).

In the first quarter, 2006, $1,072,066 in debt was forgiven reducing the Company's liabilities.

On April 10, 2006, Mod Hospitality, Inc. acquired 100% of eSafe Cards, Inc., a debit card issuer. The company issued 22,890,936 shares of common stock to UCHUB as part of the purchase price and agreed to fund $200,000.00 (Two Hundred Thousand Dollars) of working capital to eSafe. eSafe's web site is Eluxe Financial.com.

Revenues of the Company (through the acquisition of its wholly owned subsidiary eSafe, Inc) began in the 4 th quarter subsequent to the acquisition of eSafe, Inc.

On November 16, 2007 the Company rescinded its agreement with eSafe Cards, Inc. whereby 100% of its interest in eSafe, Inc. was returned to UC HUB Group, Inc. eSafe Cards, Inc. (eSafe) was established in September of 2003 by UC HUB Group, Inc. eSafe has a transaction-based platform that provides credit and debit card processing services to merchants.

The Company plans to focus on its subsidiary Dream Apartments TV for the development of programming TV and Internet featuring the nationwide apartment rental market.

Basis of Presentation

These financial statements are expressed in US dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates and Assumptions

Preparation of the Company's financial statements in conformity with generally accepted accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Goodwill

The Company records goodwill at cost less accumulated amortization taken on a straight-line basis over five years. Management reviews the value of goodwill regularly to determine if impairment has occurred.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is calculated by using the straight-line method for financial reporting and accelerated methods for income tax purposes. The useful life of the assets ranges from 24 to 60 months.

Financial Instruments

The fair value of the Company's financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Net Loss per Common Share

Basic loss per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. The accompanying presentations only of basic loss per share as the potentially dilutive factors are anti-dilutive to basic loss per share.

Stock-based Compensation

Effective January 1, 2006, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "SHARE-BASED PAYMENT" ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. Prior to January 1, 2006, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Accordingly, no compensation expense was recognized for the stock option grants in periods prior to the adoption of SFAS 123R.

The Company also has not issued any options during the reporting periods and as such, the effect of SFAS 123R has no impact on the results of operations for the twelve months ended December 31, 2007 and 2006. The company did issue stock grants in 2007 that were 100% vested at time of issuance and were expense to the Company at the market price.

Recent accounting pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.

NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

The Company reduced its liabilities, as a result of its rescission of the acquisition of eSafe Card, Inc. the Company’s subsidiary, for the year ended December 31, 2007 by $ 844,199. The shares issued to UCHUB for eSafe were transferred to persons and entities affiliated with the Company. The Company had a total of $ 644,791 in liabilities at the end of the year December 31, 2007.  Because of these recurring losses, the Company will require additional working capital to develop and/or renew its business operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - ACQUISITIONS

The Company acquired all the shares of Dream Apartments TV for $58,100.00 on July 7, 2005.

On April 10, 2006, the Company acquired 100% of eSafe, Inc., a debit card issuer. The Company issued 22,890,936 shares of common stock to UCHUB as part of the purchase price and agreed to fund $200,000.00 (Two Hundred Thousand Dollars) of working capital to eSafe.

On November 16, 2007 the Company rescinded its agreement with eSafe Cards, Inc. whereby 100% of its interest in eSafe, Inc. was returned to UC HUB Group, Inc. eSafe Cards, Inc. (eSafe) was established in September of 2003 by UC HUB Group, Inc. eSafe has a transaction-based platform that provides credit and debit card processing services to merchants.

NOTE 4 - LOANS PAYABLE

At the year ended December 31, 2007 the Company had loans payable of $423,860.  Forty five thousand dollars ($45,000) of loans in 2006 was erroneously stated as “Investment Income” and has been accounted for properly.

NOTE 5 - CAPITAL STOCK

During the period the Company completed the following Capital Stock transactions:
In the fiscal year 2007, 9,000,000 restricted shares of the Company’s common stock were issued for services as follows:

5,000,000 common shares issued to Larry Wilcox (“Wilcox”)
1,000,000 common shares issued to Cherish Adams (“Adams”)
1,000,000 common shares issued to Kyle Gotshalk (“Gotshalk”)
1,000,000 common shares issued to Marvin Stadelli (“Stadelli”)
1,000,000 common shares to David E. Dearman (“Dearman”)

Each of Wilcox, Adams, Gotshalk, Stadelli and Dearman received their shares for services rendered on behalf of the Company.  Wilcox, Adams and Gotshalk received shares for services rendered as officers and directors of the Company.  Stadelli and Dearman received shares for services rendered as consultants while the Company was developing the business of the Company’s eSafe subsidiary.  As of the date of this report, the 5,000,000 shares issued to Wilcox were cancelled pursuant to Wilcox’s agreement with the Company.

NOTE 6 - INCOME TAXES

The Company has net operating loss carry-forwards which, result in deferred tax assets. These loss carry forwards will expire; if not utilized, commencing in 2005. The realization of the benefits from these deferred tax assets appears uncertain due to the Company's limited operating history and continuing losses. Accordingly, a full-deferred tax asset valuation allowance has been provided and no deferred tax asset benefit has been recorded.

NOTE 7 - OPERATIONS

DREAM APARTMENTS TV

In 2005 the company acquired all the shares of Dream Apartments TV for $58,100.00. However there is no assurance at November 2008 that any revenues or other operations or benefits will result from the acquisition.  The Company has not filed for any patent, trademark, or copyright protection for any of its Dream Apartment TV operations.

NOTE 8 - SUBSEQUENT EVENTS

The Company continues to develop its Dream Apartment TV operations.